UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

NextDecade Corporation
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

65342K 105
(CUSIP Number)

Seung Jin Kim
501 2nd Street, Suite 500
San Francisco, CA 94107
415-605-0200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Eric C. Otness, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
1000 Louisiana, Suite 6800
Houston, Texas 77002-5026
Tel.: (713) 655-5100

July 12, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. HGC NEXT INV LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 23,410,842
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 23,410,842
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,410,842
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.7% (1)
14.	Type of Reporting Person: CO

(1)
The percentage calculation is based on 218,134,747 shares of common stock estimated to be outstanding following the conversion of the Issuer’s Class A preferred stock and Class B preferred stock (as described herein), based on information provided by the Issuer.

1.	Names of Reporting Persons. Hanwha Impact Partners Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 23,410,842
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 23,410,842
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,410,842
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.7% (1)
14.	Type of Reporting Person: CO

(1)
The percentage calculation is based on 218,134,747 shares of common stock estimated to be outstanding following the conversion of the Issuer’s Class A preferred stock and Class B preferred stock (as described herein), based on information provided by the Issuer.

1.	Names of Reporting Persons. Hanwha Impact Global Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Republic of Korea
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 23,410,842
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 23,410,842
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,410,842
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.7% (1)
14.	Type of Reporting Person: CO

(1)
The percentage calculation is based on 218,134,747 shares of common stock estimated to be outstanding following the conversion of the Issuer’s Class A preferred stock and Class B preferred stock (as described herein), based on information provided by the Issuer.

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D relates to the shares of common stock, $0.0001 par value per share (“Common Stock”) of NextDecade Corporation, a Delaware corporation (the “Issuer”), and amends and supplements the initial statement on Schedule 13D filed on February 16, 2023 (as amended, the “Schedule 13D”). Capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings ascribed to them in the Schedule 13D.

Item 1.	Security and Issuer.

Item 1 of this Schedule 13D is hereby amended and restated as follows:

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of common stock, $0.0001 par value per share (“Common Stock”) of NextDecade Corporation, a corporation formed under the laws of the State of Delaware (the “Issuer”), whose principal executive offices are located at 1000 Louisiana Street, Suite 3900, Houston, Texas 77002.

Item 2.	Identity and Background.

Item 2 of this Schedule 13D is hereby amended by incorporating herein by reference the information set forth on the updated Annex A attached to this Amendment No. 1.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of this Schedule 13D is hereby supplemented by the following:

Pursuant to the terms of a Series A Convertible Preferred Stock Purchase Agreement, dated as of August 3, 2018, entered into by and between the Issuer and HGC, HGC purchased from the Issuer 35,000 shares of Series A Convertible Preferred Stock (the “Series A Preferred Stock”) for an aggregate of $35 million.  These preferred shares accrued dividends at a rate of 12% per annum, payable in cash or in-kind quarterly at the Issuer’s option.  Pursuant to the terms of the Issuer’s Certificate of Designations for the Series A Preferred Stock, the Series A Preferred Stock could be converted into shares of Common Stock at the option of the Issuer at a conversion price of $7.50 per share (the “Conversion Price”), if the Common Stock price per share exceeded certain thresholds over a period of time.  Additionally, the Series B Preferred Stock would automatically convert into shares of Common Stock following an FID Event (as defined below).

Pursuant to the terms of a Series B Convertible Preferred Stock Purchase Agreement, dated as of May 17, 2019, entered into by and between the Issuer and HGC, HGC purchased from the Issuer 7,645 shares of Series B Convertible Preferred Stock (the “Series B Preferred Stock”) for an aggregate of $7,645,000.  These preferred shares accrued dividends at a rate of 12% per annum, payable in cash or in-kind quarterly at the Issuer’s option.  Pursuant to the terms of the Issuer’s Certificate of Designations for the Series B Preferred Stock, the Series B Preferred Stock could be converted into shares of Common Stock at the option of the Issuer at the Conversion Price, if the Common Stock price per share exceeded certain thresholds over a period of time.  Additionally, the Series B Preferred Stock would automatically convert into shares of Common Stock following an FID Event.

On July 12, 2023, an FID Event occurred, and the Series A Preferred Stock and Series B Preferred Stock held by HGC automatically converts into 12,786,975 shares of Common Stock and 2,528,160 shares of Common Stock, respectively.  The issuance of such shares is expected to occur on July 26, 2023.  The conversion of the Series A Preferred Stock and Series B Preferred Stock described herein shall be referred to as the “Preferred Stock Conversions”.

For purposes of the Preferred Stock Conversions described herein, an “FID Event” means (i) the issuance of the notice to proceed in accordance with the engineering, procurement and construction contract for the Terminal (as defined below) with all conditions precedent thereunder for the issuance of such notice to proceed having been satisfied, and (ii) the procurement of all necessary debt or equity financing arrangements to engineer, procure and construct the Terminal under said agreement, with all conditions precedent thereunder for initial draw of funds having been satisfied.  “Terminal” means two or more liquefaction trains at the Rio Grande LNG terminal facility at the Port of Brownsville in southern Texas.

The Series A Preferred Stock and Series B Preferred Stock were purchased by HGC with the working capital of HIP and its affiliates.

Item 5.	Interest in Securities of the Issuer.

Items (a) – (c) of this Schedule 13D are hereby amended and restated as follows:

The information in Item 6 of this Schedule 13D is incorporated herein by reference.

(a) – (b) Calculations of the percentage of Common Stock beneficially owned is based on an aggregate of 218,134,747 shares of Common Stock estimated to be outstanding following the Preferred Stock Conversions, based on information provided by the Issuer.

Following the Preferred Stock Conversions, the aggregate number and percentage of the Common Stock beneficially owned by each of the Reporting Persons and, for such Reporting Persons, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

(c) Except as set forth in this Schedule 13D, the Reporting Persons have not effected any transactions in the Common Stock during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of this Schedule 13D is hereby amended and supplemented as follows:

The information in Item 3 of this Schedule 13D is incorporated herein by reference.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: July 18, 2023

HGC NEXT INV LLC

By: Hanwha Impact Partners Inc., managing member

By:	/s/ Sunghyun Hong
Name:	Sunghyun Hong
Title:	President

Hanwha Impact Partners Inc.

By:	/s/ Sunghyun Hong
Name:	Sunghyun Hong
Title:	President

Hanwha Impact Global Corporation

By:	/s/ Moonkee Yu
Name:	Moonkee Yu
Title:	President

[HGC NEXT INV LLC – Schedule 13D/A Signature Page]

ANNEX A

Executive Officers and Directors of HGC NEXT INV LLC

Business Address: 501 2nd Street, Suite 500, San Francisco, CA 94107

Name:	Principal Occupation:
Hanwha Impact Partners Inc.	Managing Member of HGC NEXT INV LLC

Executive Officers and Directors of Hanwha Impact Partners Inc.

Business Address: c/o Hanwha Impact Partners Inc., 501 2nd Street, Suite 500, San Francisco, CA 94107

Name:	Principal Occupation:
Sunghyun Hong (citizen of South Korea)	President / Director
Inkyoon Jung (citizen of South Korea)	Secretary / Treasurer / Director

Executive Officers and Directors of Hanwha Impact Global Corporation

Business Address: c/o Hanwha Impact Global Corporation, 86, Cheonggyecheon-ro, Jung-gu, Seoul, South Korea

Name:	Principal Occupation:
Moonkee Yu (citizen of South Korea)	President / Director
Gi Yeol Nam (citizen of South Korea)	Compliance Officer
Seokwon Ha (citizen of South Korea)	Director
Jae Bin Lee (citizen of South Korea)	Director
Hyungrye Yea (citizen of South Korea)	Director